Exhibit to Accompany
Item 77J (b)
Form N-SAR
Renaissance Capital Greenwich Funds
(the Funds)


According to the provisions of Statement of Position
93 - 2 (SOP 93 - 2) Determination,
Disclosure and Financial Statement Presentation of
Income, Capital Gain and Return of
Capital Distributions by Investment Companies, the
Funds are required to report the
accumulated net investment income (loss) and accumulated net capital gain (loss) accounts to approximate amounts available for future distributions on a tax basis (or to offset future realized capital gains). Accordingly, at March 31, 2002, in the IPO Plus
Aftermarket Fund ( the Fund) an entry was recorded to undistributed net investment income to reduce paid in capital by $166,331.


This reclassification has no impact on the net assets of the Fund and it is designed to present the Funds accumulated net realized income and gain accounts on a tax basis.